UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                   :
          In the Matter of              :
                                   :
     ENTERGY GULF STATES, INC.          :    CERTIFICATE PURSUANT
TO
                                   :               RULE 24
          File No. 70-8721              :
                                   :
 (Public Utility Holding Company Act of 1935)     :
                                   :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 16, 1996.

           On January 20, 1999, the Industrial Development Board of the Parish of Calcasieu, Inc., (the "Issuer") issued and sold, to Morgan Stanley & Co. Incorporated, Morgan Keegan & Company, Inc., Stephens Inc. and Doley Securities, Inc., as underwriters, pursuant to a Bond Purchase Agreement dated as of January 12, 1999, $22,095,000 Industrial Development Board of the Parish of Calcasieu, Inc. 5.45% Pollution Control Revenue Refunding Bonds (Entergy Gulf States, Inc. Project) Series 1999 (the "Bonds"), issued pursuant to the Trust Indenture between the Issuer and and The Bank of New York, as trustee. The proceeds of such sale are to be used to redeem $23,000,000 in aggregate principal amount of the Issuer's Pollution Control Revenue Refunding Bonds (Gulf States Utilitities Company Project) Series 1977 pursuant to the Refunding Agreement dated as of May 1, 1998 between the Issuer and the Company.

          Attached hereto are:

          Exhibit B-3(b)   -    Execution  form of the  Refunding
                         Agreement relating to the Bonds.

          Exhibit B-11(b)    -    Execution  form  of  the  Trust
                         Indenture relating to the Bonds.

          Exhibit F-1(c)   -   Post-effective opinion of Laurence
                         M.  Hamric, Associate General Counsel  -
                         Corporate  and  Securities  of   Entergy
                         Services, Inc., counsel for the Company.

          Exhibit F-2(c)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.

           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this the 29th day of January, 1999.


                                 ENTERGY GULF STATES, INC.



                                 By:             /s/  Steven   C.
                                 McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer